Jensen Quality Value Fund

Form N-SAR Report for the Period Ended 11/30/2017

Ex 99.77C Votes

Results of the Shareholder Meeting (Unaudited)

A Special Meeting of Shareholders of the Fund was held November 13, 2017 at the offices of
U.S. Bancorp Fund Services, LLC, 615 East Michigan Avenue, Milwaukee,  Wisconsin,
pursuant to notice given to all shareholders of record of the Fund at the close of business on
August 31, 2017. At the Special Meeting, shareholders were asked to approve the following:

To approve an Investment Advisory Agreement between the Adviser and the Trust, on behalf of the Fund.

The tabulation of the shareholder votes rendered the following results:

Votes For   2,594,328
% For   99.94%

Votes Against    1,546
% Against   0.06%

Abstained  0
% Abstained  0.00%